Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Net income (loss)	$(21,452)	$16,200	$(18,765)	$(22,898)	$(30,288)
Fixed charges	607	620	828	805	934

Total Earnings	$(20,845)	$16,820	$(17,937)	$(22,093)	$(29,354)

Fixed Charges:
Interest expense	$6	$7	$46	$6	$36
Portion of rent expense representative of interest	601	613	782	799	898

Total Fixed Charges	$607	$620	$828	$805	$934

Ratio of Earnings to Fixed Charges (1)	—	27.1	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $21.5 million, $18.8 million, $22.9 million and $30.3 million for the years ended December 31, 2013, 2011, 2010, and 2009, respectively. Earnings for the year ended December 31, 2012 included recognition of $35.4 million of collaborative research and development revenue as a result of the termination of the Company’s agreements with Nycomed, Pfizer and Hospira. Excluding the recognition of $35.4 million of deferred revenue, earnings would have been insufficient to cover fixed charges by $19.2 million for the year ended December 31, 2012.